Exhibit 99.2

1 1 New Frontier Health Q4 2020 Results Apr 8, 2021

Disclaimer

Forward-Looking Statements
This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of New Frontier Health Corporation (the "Company") may differ from the Company's expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including, but not limited to, the Company's ability to manage growth; the Company's ability to execute its business plan, including its planned expansions, and meet its projections; rising costs adversely affecting the Company's profitability; potential litigation involving the Company; general economic and market conditions impacting demand for the Company's services, and in particular the effects of COVID-19 on the Company's business and financial condition as well as other economic and market conditions in the Chinese healthcare industry and changes in the rules and regulations that apply to such business, including as it relates to foreign investments in such businesses; and other risks and uncertainties indicated from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Most of these factors are outside of the Company's control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Financial Information
The Company acquired Healthy Harmony in a business combination that closed on December 18, 2019 (the "Closing Date"). Healthy Harmony was determined to be the accounting "Predecessor" while the Company succeeded to all of the business and operations of Healthy Harmony and was considered the combined Company (the "Successor". The financial results for the three months and year ended December 31, 2020, presented herein are those of the combined Company. The Company's financial statement presentation in 2019 is further distinguished as follows: the Successor period is from December 19, 2019 to December 31, 2019 ("2019 Successor Period") and the Predecessor periods are from January 1, 2019 to December 18, 2019 ("2019 Predecessor Period"), and from October 1, 2019 to December 18, 2019 ("2019 Q4 Predecessor Period" or "Prior Year Period"). Management believes reviewing the Company's operating results for the three months and year ended December 31, 2019 by combining the results of the 2019 Q4 Predecessor Period and 2019 Successor Period (the "2019 Q4 S/P Combined"), and combining the results of the 2019 Predecessor Period and 2019 Successor Period (the "2019 S/P Combined") respectively, is more useful.

Industry and Market Data
In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. The Company obtained this information and statistics from third-party sources, including reports by market research firms and company filings.

Use of Non-IFRS Financial Matters
The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption), Adjusted EBITDA Margin, Free Cash Flow and Pro-forma Adjusted EBITDA, and Pro-forma Adjusted EBITDA Margin, which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use these measures to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA and Pro-forma Adjusted EBITDA helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance and helps identify underlying operating results and trends.

NEW FRONTIER HEALTH

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Disclaimer

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, (viii) transaction related costs, (ix) Gain on disposal of an associate and (x) Severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding "right-of-use" assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019 and excluded all applicable lease expenses in Adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Pro-forma Adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustment as a result of adoption of IFRS 16, (viii) transaction related costs, (ix) Gain on disposal of an associate, (x) Severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020 and (xi) Pro-forma adjustments in PXU. See slide 42 for further information on these pro-forma adjustments.

Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA (before IFRS 16 adoption), by total revenue and Pro-forma Adjusted EBITDA margin is calculated by dividing Pro-forma Adjusted EBITDA by total revenue.

Free cash flow is calculated as 1) cash flow generated from operating activities 2) minus release of restricted cash, 3) minus capital lease payments, 4) add interest expense paid, 5) add one-off transaction expense related to the business combination, 6) minus capital expenditure on existing operations of the facilities.

A reconciliation of non-IFRS forward looking information to their corresponding IFRS measures are not included in this presentation as they cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted.

NEW FRONTIER HEALTH

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4 4 Q4 2020 Business Highlights Going Private Proposal Update Appendix A - Additional Materials Table of Contents

5 5 Shanghai United Family Pudong Hospital Q4 2020 BUSINESS HIGHLIGHTS

6 6 Financial Snapshot Outpatient Visit - 17.3 % YoY 522 ,969 Visits Inpatient Admission - 19.5 % YoY Utilization Rate Compared to 38.3 % in 20 19 33.3 % Operational Snapshot Adjusted EBITDA (before IFRS 16 Adoption) 1 RMB 166 .7 mn Total Revenue - 7.7 % YoY RMB 2,260 .5 mn 8 ,699 Admissions 2020 F iscal Year Operational and Financial Snapshot Notes: 1. See slide 42 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) Outpatient ASP 11.0 % YoY RMB 2,638 Inpatient ASP 15.0 % YoY RMB 98,511 16.1 % YoY

7 7 Financial Snapshot Outpatient Visit - 5.3 % YoY 1.2 % QoQ 154,832 Visits Inpatient Admission - 18.5 % YoY 7.4 % QoQ Utilization Rate Compared to 40.1 % in 4Q19 34.8 % Operational Snapshot Adjusted EBITDA (before IFRS 16 Adoption) 1 RMB 90.5 mn Total Revenue 2.2 % YoY 4.4 % QoQ RMB 654.0 mn 2,374 Admissions Q4 2020 Operational and Financial Snapshot Notes: 1. See slide 42 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) Outpatient ASP 14.0 % YoY RMB 2,710 Inpatient ASP 15.1 % YoY RMB 96,599 252.1 % YoY

8 Q4 Revenue Con tinued Recovering and Recorded Y - o - y Growth 43 55 69 74 82 65 89 101 106 61 71 79 84 87 83 93 96 64 78 80 82 391 429 405 434 435 477 437 462 302 382 446 466 654 431 640 549 604 577 562 627 507 18Q3 520 20Q4 20Q3 20Q2 20Q1 19Q4 628 470 19Q1 18Q4 19Q2 18Q1 19Q3 18Q2 18 20 23 Expansion Operating Tier 2 & Other Assets Operating Tier 1 Revenue (in million RMB) - 13% 14% - 25% Y - o - y Growth 1% - 14% 30% Y - o - y Growth 4% 4% Q - o - q Recovery 2%

9 Outpatient and Inpatient Volume by Segment Outpatient Volume Inpatient Admission 521 291 378 392 446 361 405 489 476 1,575 561 514 581 616 528 614 616 451 450 428 489 1,612 1,597 1,686 1,687 1,789 1,598 1,850 1,244 1,204 1,293 1,409 2,056 2,175 2,604 2,210 2,594 2,430 2,148 2,096 20Q1 2,374 20Q4 18Q4 163 2,695 20Q3 20Q2 18Q2 18Q3 2,912 2 37 19Q3 19Q1 2,059 19Q4 19Q2 18Q1 13,384 15,499 18,657 17,259 20,267 13,203 17,870 22,080 23,884 16,425 18,431 20,770 21,533 21,139 21,552 21,782 23,038 12,564 18,438 21,232 21,343 63,696 89,415 123,801 109,605 120,131 112,771 109,632 114,913 115,687 109,639 109,084 125,723 89,463 163,436 143,871 134,539 19Q1 164,010 20Q3 20Q2 20Q1 147,688 19Q2 19Q4 19Q3 20Q4 151,551 18Q1 9,837 153,667 9,753 114,626 18Q4 154,832 152,951 18Q3 18Q2 140,239 9,030 - 23% 11% - 41% - 9% - 7% 18% - 24% - 21% 7% Y - o - y Growth Y - o - y Growth Expansion Operating Tier 2 & Other Assets Operating Tier 1 0% 1% 7% Q - o - q Recovery Q - o - q Recovery - 24% 20% - 21% Y - o - y Growth - 15% - 5% - 19%

ASP[1] Increased in Q4 Due to Higher Acuity Procedures

Outpatient ASP


Y-o-y Growth
2%
9%
11%
9%
14%
2,226
2,240
2,267
2,341
2,390
2,383
2,358
2,377
2,608
2,640
2,580
2,710
18Q1
18Q2
18Q3
18Q4
19Q1
19Q2
19Q3
19Q4
20Q1
20Q2
20Q3
20Q4

Inpatient ASP


Y-o-y Growth
-3%
13%
16%
15%
15%
79,807
89,969
86,379
86,847
81,965
87,019
89,755
83,932
92,964
101,024
103,386
96,599
18Q1
18Q2
18Q3
18Q4
19Q1
19Q2
19Q3
19Q4
20Q1
20Q2
20Q3
20Q4

NEW FRONTIER HEALTH

Notes:
1. Average selling price

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Adjusted and Pro-forma Adjusted EBITDA[1]



Pro-forma Adjustments[1]
Y-o-y Growth
Tier 1 Operating Assets
97.3
119.4
88.0
116.3
116.3
5.8
110.5
141.6
135.8
5.8
115.7
5.8
109.9
109.5
1.9
107.6
22.9
98.6
126.1
124.0
18Q1 18Q2 18Q3 18Q4 19Q1 19Q2 19Q3 19Q4 20Q1 20Q2 20Q3 20Q4
15%
Tier 2 Operating and Other Assets
-4.2
-1.4
-0.7
-3.7
0.4
-3.5
2.3
0.6
-11.5
3.6
3.9
4.3
18Q1 18Q2 18Q3 18Q4 19Q1 19Q2 19Q3 19Q4 20Q1 20Q2 20Q3 20Q4
663%
Expansion Assets
-24.1
-37.5
-60.6
-63.8
-43.6
-40.8
-40.0
-37.0
-42.6
-19.5
-12.9
-10.2
18Q1 18Q2 18Q3 18Q4 19Q1 19Q2 19Q3 19Q4 20Q1 20Q2 20Q3 20Q4
73%
Unallocated HQ Expenses
-33.1
-30.1
-37.6
-39.9
-36.5
-38.7
-37.9
-45.4
-36.4
-28.7
-27.2
-27.6
18Q1 18Q2 18Q3 18Q4 19Q1 19Q2 19Q3 19Q4 20Q1 20Q2 20Q3 20Q4
39%
Total
35.9
50.5
-10.9
8.8
36.7
30.9
5.8
58.6
52.8
5.8
40.0
34.2
5.8
27.6
25.7
1.9
-67.7
54.0
89.9
90.5
18Q1 18Q2 18Q3 18Q4 19Q1 19Q2 19Q3 19Q4 20Q1 20Q2 20Q3 20Q4
252%

NEW FRONTIER HEALTH

Notes:
1. See slide 42 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) and Pro-forma Adjusted EBITDA

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12 12 Building 1 Lease Expiration of Beijing United Family Hospital Situation Overview and Plan for BJU Building 1 Lease Expiration  The lease on Building 1 of the BJU campus started in 1995 and was renewed in 2016.  The renewal expires on December 31, 2020, and an extension agreement has not yet been reached.  A short term, temporary arrangement has been made in place to continue using Building 1 for a period including additional daily rental compensation, with plans for certain existing operations to be relocated to the existing satellite clinics and other facilities in Beijing.  Majority of the clinics will be relocated to Building 2, in addition to some newly - leased, street front commercial space adjacent to the current BJU hospital campus.

13 13 DTU 1 Building Construction Completed and Target for Grand Opening  Level III accredited specialty hospital with over 25,000 sqm of area and 200 licensed beds  Located near Beijing’s Olympic Village  Completed the majority of its construction in 2020 Q4  Completion ceremony on March 27th, 2021 Notes: 1. Beijing Jingbei Women and Children’s United Family Hospital (“DTU”) 2. Includes Pediatric Surgery, Pediatric Orthopedics, Oral Health, ENT, and Ophthalmology  Outpatient clinic, 24/7 pediatric emergency , inpatient care, and neonatal intensive care services (NICU)  OB/GYN: Led by Dr. Lai Ailuan , offering a full range of both gynecological and obstetric services  Pediatrics: Comprehensive well and sick care and sub - specialty services 2 DTU Overview Specialty Focus

14 14 Shanghai United Family Hospital GOING PRIVATE PROPOSAL UPDATE

15 15 Preliminary Non - binding “Going Private” Proposal  A preliminary non - binding proposal letter by a group of investors (altogether “Buyer Group”) was raised to acquire all outstanding ordinary shares in a going - private transaction for US$12.00 per share in cash . The Proposed Transaction would result in NFH becoming a privately held company and delisting its ordinary shares from the NYSE Non - Binding Offer for All O/S Shares (Feb 10 th , 2021) Non - Binding Offer for All O/S Warrants (Feb 10th, 2021) Formation of Special Committee (“SC”) (Mar 18 th , 2021) Independent Financial Advisor & Legal Counsel of SC (Mar 18 th , 2021)  In addition, Buyer Group will provide a proposal to acquire outstanding warrants  A special committee consisted of 3 independent directors (i.e. Mr. Lawrence Chia, Prof. Fred Ma, Dr. CH Leong) has been formed to review and evaluate the preliminary non - binding “going private” proposal  The Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities, LLC as financial advisor and Davis Polk & Wardwell LLP as legal counsel

16 16 APPENDIX A – ADDITIONAL MATERIALS

17 17 Operating Expenses 386.1 298.5 19Q4 20Q4 SWB 60% As % of Revenue 46% Salary, Wages & Benefits (in million RMB) 224.9 86.6 90.6 105.8 111.6 127.5 3.5 434.6 20Q4 4.0 324.8 0.3 19Q4 4.6 Supplies & Purchased Medical Service 1 Depreciation and Amortization 3 Lease & Rental 2 Bad Debt Expense 4 Others 68% As % of Revenue 50% Other SG&A (in million RMB) Notes: 1. 2020 Q4 increase mainly due to the enhancement of vaccination services and increased use of medical supplies due to the in cre ase in number of patients treated and the company’s expansion to provide more complex and sophisticated services. 2. 2020 Q4 decreases primarily due to a reduction in rental expenses as a result of government policies implemented during th e p andemic. 3. 2020 Q4 increases due to fair value appreciation of plant and equipment, contracts with insurers related to the business c omb ination. 4. 2020 Q 4 is an expense of RMB 4.6 million due to the increase in trade receivable as a result of revenue growth. L owered Cost Structure Due to Cost Saving Initiatives

18 Strong Balance Sheet and Positive Free Cash Flow in Q4 2020 Notes: 1. Adjusted operating cash flow is defined as cash generated for operating activities less capital lease payments, adding back i nte rest expense and one - off transaction related costs. See slide 41 for detailed reconciliation 2. Free cash flow is defined as operating cash flow less maintenance CAPEX Adj. Operating Cash Flow 1 Oct to Dec 2020 52 RMB million Cash and Cash Equivalents As of December 31, 2020 640 RMB million Free Cash Flow 2 Oct to Dec 2020 40 RMB million

19 Strong Cash Flow and Balance Sheet Notes: 1. Due to IFRS 16 adoption, capital lease payments is categorized as cash used for financing activities. 2. Maintenance capex is defined as all capex spent for existing operations of the facilities. 3. Expansionary capex is defined as capex spent for building new facilities including the new site of Shanghai Puxi Hospital, Sh ang hai Pudong Hospital, Guangzhou Hospital and Beijing Jingbei Women and Children’s United Family Hospital (“DTU”) (RMB million) 4Q20 Operating Cash Flow & Free Cash Flow: Cash Flow Generated from Operating Activities 67 Less: Capital Lease Payments 1 (52) Add: Interest Expense Paid 32 Add: One - off Transaction Expense Paid 5 Adjusted Operating Cash Flow 52 Less: Maintenance CAPEX (12) Free Cash Flow 40 CAPEX: Maintenance CAPEX 2 12 Expansionary CAPEX 3 8 1 Total CAPEX 93

Reconciliation of Non-IFRS Financial Measures

(in RMB million)	S/P Combined[2] (non-IFRS)	Successor	S/P Combined[2] (non-IFRS)	Successor
	For the quarter ended 31 December		For the year ended 31 December	
	2019	2020	2019	2020
Net loss	**(252)**	**(101)**	**(459)**	**(419)**
Less: Finance income	(1)	(1)	(3)	(3)
Add: Finance costs	59	64	162	264
Add: Foreign exchange (gain)/loss	(7)	37	16	49
Less: Gain on disposal of a subsidiary	-	-	-	(4)
Add: Other expense, net	13	14	6	6
Add: Income tax expense	7	18	62	28
Operating (loss)/income	**(181)**	**31**	**(216)**	**(78)**
Add: Share-based compensation	13	0	45	1
Add: Depreciation and amortization	91	106	344	425
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG[1]	1	-	4	-
Add: Transaction related costs	152	4	165	8
Add: Relocation costs of PXU	3	-	6	-
Add: Severance costs	-	1	-	13
Add: Other unallocated costs	-	-	0	-
Adjusted EBITDA	**79**	**141**	**349**	**368**
Less: Lease expense adjustments as a result of IFRS 16 adoption	(54)	(51)	(205)	(202)
Adjusted EBITDA (before IFRS 16 adoption)	**26**	**91**	**144**	**167**

Notes:
1. Monitoring fee payable to TPG and Fosun is not related to business operation and is discontinued from 2020 onwards.
2. Management believes reviewing the Company's operating results for the three months and year ended December 31, 2019 by combining the results of the 2019 Q4 Predecessor Period and 2019 Successor Period (the "2019 Q4 S/P Combined") and combining the results of the 2019 Predecessor Period and 2019 Successor Period (the "2019 S/P Combined") respectively, is more useful.

NEW FRONTIER HEALTH
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